Filed by Tronox Limited
Pursuant to Rule 425 of the Securities Act of 1933, as amended Subject Company: Tronox Incorporated (File No: 001-32669)
EXXARO MINERAL SANDS
ACQUISITION
Investor Presentation September 26, 2011

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Tronox Incorporated and Tronox Limited caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving Tronox Incorporated, Tronox Limited and Exxaro Resources Limited (“Exxaro”), including future financial and operating results, Tronox Incorporated’s, Tronox Limited’s or Exxaro’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Tronox Incorporated shareholder approvals; the risk that Tronox Incorporated, Tronox Limited and Exxaro may be unable to obtain governmental and regulatory approvals required for the transaction, or required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could cause the parties to abandon the transaction; the risk that a condition to closing of the transaction may not be satisfied; the ability of the combined company to obtain necessary financing to refinance existing indebtedness or modifying existing financing arrangements, and finance the combined business post-closing and the terms on which such financing or modification may be available; the timing to consummate the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that Tronox Limited will not be able to complete registration of its shares with the SEC and/or the listing thereof on a securities exchange, and the timing therefore; the risks to shareholders associated with becoming shareholders of an Australian-domiciled holding company; the risk that the expected cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the market value of Tronox Incorporated’s products; demand for consumer products for which Tronox Incorporated’s businesses supply raw materials; the financial resources of competitors; the market for debt and/or equity financing; the ability to achieve favorable tax structuring for the benefit of Tronox Limited and its subsidiaries and shareholders; the ability to respond to challenges in international markets; changes in currency exchange rates; political or economic conditions in areas where Tronox Limited and its subsidiaries will operate; the risk of changes in laws and regulations applicable to the business and assets of Tronox Limited and its subsidiaries will operate; trade and regulatory matters; general economic conditions; and other factors and risks identified in the Risk Factors Section of Tronox Incorporated’s Annual Report on Form 10-K for the year ended December 31, 2007, and subsequent Quarterly Reports on Form 10-Q, as filed with the U.S. Securities and Exchange Commission (SEC), and other SEC filings. These risks, as well as other risks associated with the tr ansaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement that will be filed with the SEC in connection with the transaction. Each forward-looking statement speaks only as of the date of the particular statement and neither Tronox Incorporated nor Tronox Limited undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction involving Tronox Incorporated, Tronox Limited and Exxaro, Tronox Limited will file with the SEC a Registration Statement that will include a proxy statement of Tronox Incorporated that also constitutes a prospectus of Tronox Limited. Tronox Incorporated will deliver the proxy statement/prospectus to its shareholders. Tronox Incorporated urges investors and shareholders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Tronox Incorporated’s website (www.tronox.com) under the heading “Investor Relations”.

Tronox to acquire Exxaro’s mineral sands operations, creating the world’s largest vertically-integrated titanium dioxide (TiO2) pigment company Exxaro to receive approximately 38.5% equity stake in Tronox in exchange for its mineral sands operations Combined 6/30/11 LTM revenue of $2.0 billion and EBITDA of $495 million (25% margin) Combined H1 2011 revenue and EBITDA of $1.1 billion and $334 million, respectively, an increase of 38% and 124% over H1 2010 Approximately 3,500 employees and 16 locations around the world Transaction brings together two global leaders in the TiO2 pigment value chain with complementary businesses and strengths Tronox: Leading TiO2 pigment player with proprietary chloride technology Exxaro mineral sands operations: Industry leading mining, mineral separation and smelting sands operations in South Africa providing key raw materials for TiO2 pigment production Tronox and Exxaro have worked together for more than 20 years as JV partners in Western Australia (Tiwest) as well as supply relationship Combined company to benefit from stability of high grade feedstock supply and have a strong platform for future growth 5th largest TiO2 pigment producer globally and 3rd largest zircon producer globally Opportunities for cost savings and operational synergies Consolidates and streamlines ownership in the Tiwest JV
Company poised to benefit from continued strength of global TiO2 pigment and mineral sands markets

Tronox issuing shares to Exxaro in exchange for KZN Sands, Namakwa Sands and Exxaro’s 50% interest in Tiwest Approximately 38.5% of fully diluted equity will be owned by Exxaro; 25.9 million fully diluted pro forma shares outstanding Exxaro to retain 26% direct interest in South African businesses to maintain South African Black Economic Empowerment (“BEE”) regulatory compliance Intention to list on a major exchange, such as the NYSE, after closing Continuity of leadership in Board and Management New board will consist of 9 directors: 6 elected by Tronox shareholders and 3 by Exxaro Tom Casey to remain Chairman and Dennis Wanlass to remain CEO and Director Tronox Mineral Sands to be headed by current Exxaro mineral sands management Expected to close H1 2012 subject to SEC registration timeline, Tronox shareholder vote and customary regulatory approvals

Tronox Pigment Facilities
Location Capacity (MT)
Hamilton 225,000 Botlek 90,000
Tronox Electrolytic Facilities Location Capacity (MT)
Hamilton (Sodium Chlorate) 150,000 Henderson (EMD) 27,000 Henderson (Boron Products) 525
Tiwest Joint Venture Facilities 1 Location Capacity (MT)
Kwinana 150,000
Northern Operations Capacity (MT)
Zircon 70,000 Synthetic Rutile 220,000 Rutile 36,000 Leucoxene 26,000
Exxaro Mineral Sands Facilities Namakwa Sands Capacity (MT)
Zircon 135,000 Slag 160,000 Pig Iron 100,000 Rutile 31,000
KZN Sands 2 Capacity (MT)
Zircon 60,000 Slag 220,000 Pig Iron / Scrap Iron 121,000 Rutile 30,000

Tronox Will Benefit from Strong Earnings Momentum Combined EBITDA
Margin

Brings together two global leaders in the TiO2 pigment value chain with complementary businesses and strengths
Creates world’s largest vertically-integrated TiO2 pigment company Approximately 3,500 total employees in 16 locations around the world
Enhanced supply of high-grade ore in tight market conditions
In combination with supply from existing long term contracts with other ore producers
Assured ore availability provides opportunity to debottleneck and add new pigment capacity
Consolidates and streamlines ownership interest in Tiwest
Accelerated growth potential and enhanced access to global markets
Continuity of leadership

Compelling Strategic and Financial Benefits (cont’d) Creates a company with greater scale, higher margins and improved growth prospects
Integrated platform will benefit from cost savings and synergies estimated to be approximately $30 million annually
Rationalization of G&A and ore logistics
Ore in-use optimization

Company Overview
Global pure play TiO2 producer
5th largest TiO2 producer and marketer with 8%1 share of global capacity Focused primarily on coatings, plastics and paper laminates Efficient, low-cost manufacturing footprint Global operations and international presence Specialty electrolytic chemicals operations

3rd largest titanium ore feedstock producer globally (11% market share) with 3 producing assets 3rd largest zircon producer globally (18% market share) Geographically well-positioned to serve markets in Asia, the Middle East, Europe, North and South America KZN Sands’ development of Fairbreeze mine (2014) will continue future feedstock supply Subsidiary of Exxaro Resources (JSE:EXX) Market capitalization of $US7.8bn

Global TiO2 pigment market: 5.3 million tonnes valued at $11.9 billion in 2010
Current supply dynamics and projected demand increases should lead to continued improving economics with limited significant capacity expansions
Multiple price increases in 2010 and 2011 and all major producers operating near full capacity (>95%)
Capacity expansion continues to be cost prohibitive and constrained by raw material availability
TiO2 ore market has remained very tight, resulting in historically high and increasing prices TiO2 pigment producers, so far, have been able to offset ore price increases with higher prices

Transaction assures ore supply for Tronox, and hence revenue and EBITDA growth
Pigment production growth will continue to be major driver of global demand for ore
TiO2 producers’ growth will be limited by availability of feedstock
Chloride feedstock expected to run into increasing deficits without significant new supply
Deficits in sulfate grade feedstocks expected to remain due to the quicker than expected recovery in Chinese pigment demand
Significant new supply, factored into supply demand
Drop in supply due to depletion of existing ore bodies
New projects take years to secure necessary approvals — typically 5 years from design to startup

Combined 6/30/11 LTM revenue of $2.0 billion and EBITDA of $495 million (25% margin) Conservative pro forma capital structure with significant financial flexibility to fund growth No incremental debt being transferred with the acquired assets Tronox has obtained $550 million of committed financing from Goldman Sachs Bank USA to refinance Tronox’s existing debt at closing Significant tax assets including historical NOLs Intention to adopt dividend policy given expected strong cash flows 25.9 million pro forma shares outstanding including Exxaro’s Class B shares Tronox shareholders will receive one Class A share and $12.50 in cash 10.0 million shares issued to Exxaro excluding 1.4 million shares subject to put/call

Tronox Will Become Leading Vertically Integrated TiO2 Producer Leading global, vertically-integrated TiO2 pigment producer
Leading company with access to diverse and growing global markets
Enhanced ore supply and reduced earnings volatility due to ore availability / raw material price fluctuations
Assured ore supply creating solid platform for future growth and enhanced earnings potential
Increased scale and public market profile
Opportunities for cost savings and operational synergies
Capital structure provides financial flexibility to pursue growth opportunities

Appendix

Transaction DetailDetail
Current Tronox shareholders to exchange existing common stock for new Class A common stock in Australian-domiciled corporation (“New Tronox”) and $12.50 per share Option to receive exchangeable shares with right to exchange later into Class A shares and $12.50 per share, subject to minimum and maximum (with pro ration) election thresholds Exchangeable share election is intended to provide certain Tronox shareholders with a mechanism which may allow them to defer a taxable event until the exchangeable share is exchanged into stock of New Tronox Exxaro contributing its mineral sands operations to New Tronox in exchange for Class B stock in New Tronox Exxaro to retain 26% direct minority ownership in the South African businesses to comply with South African BEE ownership requirements Transaction is taxable to Tronox shareholders Class B Shares 10.0 million shares issued to Exxaro excluding put/call shares Put/call shares: 1.4 million shares in exchange for Exxaro’s 26% direct interest in the South African operations in the event that the BEE compliance structure is no longer required

Transaction Detail (cont’d) Pro Forma Shares Outstanding
25.9 million shares outstanding (excluding Exxaro’s put/call shares) Intention to list on a major exchange, such as the NYSE, after closing Board of Directors
9 member board comprising: 6 Class A Directors (including the CEO of Tronox) and
3 Class B Directors (nominated by Exxaro)
Tom Casey to remain Chairman of combined company Dennis Wanlass to remain CEO and Director Regulatory Approvals
Requires regulatory approvals from South Africa Department of Mineral Resources, South Africa Reserve Bank and Australian Foreign Investment Review Board Competition authorities SEC registration and Tronox shareholder approval

Tronox should retain much of the deductions for tax purposes it presently has available it including historical NOLs
Tax attributes appear to be worth at least $300 million on a Net Present Value basis These tax attributes (which are subject to audit by IRS) consist of: Preexisting NOLs Tax deductions arising from Tronox’s bankruptcy emergence
Potential future deductions relating to environmental remediation agreed to as part the bankruptcy emergence
Transaction with Exxaro could result in an “ownership change” for purposes of §382, thereby imposing an annual limitation on Tronox’s ability to utilize its NOLs

Zircon Market Fundamentals
Opacifiers in Ceramics Floor and wall tiles, sanitary ware and table ware Refractory & Foundry Steel / glass production and casting of jet turbine engines Zirconium Metal Nuclear reactor cores / rods and heat exchangers Zirconia & Zirconium Based Chemicals Refractories, pigments, abrasives, electronics, catalysts and fiber optics

Zircon is a mineral often produced as a co-product of TiO2 minerals primarily in Australia and South Africa Consumption growth of ~39% in 2010 following sharp contraction in 2009 Weighted average price increase of 35-40% in 3Q 2011 Demand growth primarily driven by urbanization in industrializing economies, particularly China 2011 growth expected to be constrained by lack of additional supply No significant new supply sources are apparent to fill the gap Industry inventories through the supply chain at historically low levels Global ceramics and zirconium chemicals production capacity not fully utilized

Financial Reconciliation
LTM
2008 2009 2010 6/30/2011 1H 2010 1H 2011
Tronox Revenue $1,245 $1,070 $1,218 $1,441 $580 $803 Exxaro Revenue 334 419 636 772 284 420
Less: Pro Forma Intercompany Eliminations (125) (141) (176) (241) (82) (147)
Combined Revenue $1,454 $1,348 $1,678 $1,972 $782 $1,076
Tronox EBITDA $81 $142 $203 $315 $92 $204 Exxaro EBITDA 57 42 107 181 57 131
Combined EBITDA $138 $184 $310 $495 $149 $334
Tronox Capex $38 $24 $45 $133 $17 $105 Exxaro Capex 69 99 95 71 52 28
Combined Capex $107 $123 $140 $205 $69 $133
(Rand in millions) Exxaro Revenue R 2,776 R 3,508 R 4,640 R 5,399 R 2,130 R 2,889 Exxaro EBITDA 474 355 780 1,251 430 901

Tronox EBITDA Reconciliation
Unaudited LTM
2008 2009 2010 6/30/2011 1H 2010 1H
Net income (loss) ($328) ($52) $6 $643 $71 $ Interest and debt expense 54 36 50 41 25 1. The Company has incurred costs related to the Chapter 11 bankruptcy proceedings. These items include cash and non-cash charges related to contract terminations, prepetition obligations, debtor-in-possession financing costs, legal and professional fees
2. In 2010, the Company recorded receivables from our insurance carrier related to environmental clean-up obligations at the Henderson facility
3. In 2008, the Company recorded impairment charges of approximately $3.3 million related to the Savannah, Georgia, and approximately $21.6 million related to the Botlek, Netherlands, long-lived assets
4. The 2009 amount represents the net loss on deconsolidation of the Company’s German subsidiaries. The 2010 amount is related to the liquidation of certain holding companies that resulted in a non-cash net gain due to the realization of cumulative translation adjustments
5. Includes noncash pension and postretirement healthcare costs and accretion expense

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